PrimeEnergy Management Corporation

9821 Katy Freeway, Suite 1050 . Houston, Texas 77024 (713) 735-0000 . FAX (713) 735-0090

February 11, 2013

Mr. H. Roger Schwall

Assistant Director

Division of Corporate Finance

Unites States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PrimeEnergy Corporation (the “Company” or “PrimeEnergy”)

Form 10-K for the Fiscal Year ended December 31, 2011

Filed March 29, 2012

Response Letter Dated December 20, 2012

File No. 0-07406

Dear Mr. Schwall:

We are providing the following responses to the comment letter dated January 30, 2013, from the staff of the Division of Corporate Finance (“Staff”) of the United States Securities and Exchange Commission (“SEC”) regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011 (“2011 Form 10-K”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference. Based on our review of the Staff’s comment letter, and as further described herein, we believe that our 2011 Form 10-K is materially accurate and, accordingly, that amendment is not necessary. To the extent appropriate, we intend to include additional information derived from our responses provided below in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

Properties, page 16

Oil and Gas Production, page 17

1.	We have read your reply to comment 2 of our December 4, 2012 letter, asking that you disclose whether you are selling “wet gas” or natural gas liquids and dry gas, in order to clarify the reason(s) your 2011 received natural gas price is significantly higher than the 2011 average Henry Hub benchmark. You advised that you sold wet gas but did not propose any revisions. Expand your disclosure to indicate that you sell “wet gas” and address its effect on your received price.

Mr. H. Roger Schwall	February 11, 2013
United States Securities and Exchange Commission	Page 2

Response:

We note the Staff’s comment and in future filings with the Commission we will evaluate the overall materiality of our production of natural gas liquids or “wet gas” and the revenue benefits received from processors of our natural gas. As appropriate, in future filings with the Commission, we will increase discussions and disclosure. We believe that our 2011 Form 10-K is materially accurate and, accordingly, that amendment is not necessary.

Reserves, page 18

2.	We note that although we had asked you to disclose various information about your proved undeveloped (PUD) reserves in prior comment 4, the revisions you propose continue to exclude separate figures for material changes caused by revisions, improved recovery, acquisition/divesture, and extensions/discoveries. We see that you present this type of information for all proved reserves in a table on page F-21. However, the material changes in PUD reserves that you are required to disclose to comply with Item 1203(b) of Regulation S-K should be presented on a similar basis. Please further modify your proposed future disclosure to quantify PUD reserve changes due to revisions, improved recovery, acquisition/divestiture and extensions/discoveries.

Response:

We note the Staff’s comment and as appropriate, in future filings with the Commission propose further disclosures to breakout supplementary information (page F-21) of all proved reserves to reflect information for proved developed and proved undeveloped (PUD) reserves.

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 22

3.	We note your response to prior comment 5, and re-issue such comment. Please disclose your capital expenditures budget for 2012. Please refer to Item 303(a) (2) of Regulation S-K. For guidance concerning this disclosure requirement, see SEC Release No. 34-26831, Part III.B (May 18, 1989). If you have not determined such a budget at the time of your filing, please disclose such information in your filing.

Response:

We note the Staff’s comment and while we expect the majority of our capital spending to be discretionary, and the ultimate level of expenditures will be dependent on our assessment of the oil and gas business environment, the number and quality of oil and gas prospects available, the market for oilfield services, and oil and gas business opportunities in general, under guidance provided by SEC Release No. 34-26831, Part III.B (May 18, 1989), in future filings with the Commission, as appropriate, we will provide an estimate for capital expenditures as of the end of the latest fiscal period based on our plan as such conditions exist as of the time the determination is made.

Mr. H. Roger Schwall	February 11, 2013
United States Securities and Exchange Commission	Page 3

Financial Statements

Supplementary Information, page F-20

Capitalized Costs Relating to Oil and Gas Producing Activities, page F-20

4.	We note your proposed disclosure in Exhibit A responding to prior comment 6. If the amounts on the first two lines of your table relate to proved properties, please modify the captions to clarify (e.g., you may label these lines as proved developed properties and proved undeveloped properties).

Response:

We note the Staff’s comment and as appropriate, we propose to add the word proved to the first two lines of the table.

As requested, in connection with responding to the Staff’s comments, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the 2011 Form 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (713) 735-0000, facsimile at (713) 735-0090 or e-mail at BCummings@PrimeEnergy.com.

Sincerely,

/s/ Beverly A. Cummings
Beverly A. Cummings Executive Vice President, Chief Financial Officer